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                            January 22, 2024

       Feng Huang
       Chief Executive Officer
       Li Bang International Corp Inc.
       No. 190 Xizhang Road, Gushan Town
       Jiangyin City, Jiangsu Province
       People   s Republic of China

                                                        Re: Li Bang
International Corp Inc.
                                                            Amendment No. 8 to
Registration Statement on Form F-1
                                                            Filed January 19,
2024
                                                            File No. 333-262367

       Dear Feng Huang:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 8, 2024 letter.

       Amendment No. 8 to Registration Statement on Form F-1

       Consolidated Statements of Cash Flows, page F-6

   1. We note that you have revised your statement of cash flows in response to prior comment
                                                        1. Please explain why
your auditors did not include an explanatory paragraph regarding the correction of such
error and dual date their opinion. Refer to paragraph 16 of PCAOB
                                                        Auditing Standard
("AS") 2820 and paragraph 18(e) of AS 3101. Also, revise to label the revised amounts "as
restated" and to include the disclosures in ASC 250-10-50-7.
 Feng Huang
FirstName  LastNameFeng
Li Bang International CorpHuang
                          Inc.
Comapany
January 22,NameLi
            2024 Bang International Corp Inc.
January
Page 2 22, 2024 Page 2
FirstName LastName
        Please contact Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Kauten at 202-551-3447 or
Larry Spirgel at 202-551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Jason Ye